FPA Perennial Fund, Inc.
Source Capital, Inc.

Effective November 1, 2002, Ernst & Young LLP resigned as independent auditors for the Fund as a result of the Sarbanes-Oxley legislation enacted on July 30, 2002. There were no differences or disagreements on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedures in connection with the two most recent fiscal years and the subsequent interim period preceding their resignation. The financial statements for the past two years did not contain any adverse opinion, disclaimer of opinion, or qualification of opinion as to any uncertainty, audit scope, or accounting principle.